GORDON LAW OFFICES
Philip H. Gordon, ISBN 1996
pgordon@gordonlawoffices.com
Bruce S. Bistline, ISBN 1988
bbistline@gordonlawoffices.com
623 W. Hays Street
Boise, ID 83702
Telephone: (208) 345-7100
Facsimile: (208) 345-0050

Liaison Counsel for Plaintiffs

ROBBINS UMEDA LLP
Brian J. Robbins
brobbins@robbinsumeda.com
Marc M. Umeda
mumeda@robbinsumeda.com
Craig W. Smith
csmith@robbinsumeda.com
Julia M. Williams
jwilliams@robbinsumeda.com
Gina Stassi
gstassi@robbinsumeda.com
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Lead Counsel for Plaintiffs

[Additional Counsel Appear on Signature Page]

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF IDAHO

LESLIE NIEDERKLEIN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. PCS EDVENTURES!.COM, INC., and ANTHONY A. MAHER, Defendants.	Civil Action No. 1:10-cv-00479-CWD CLASS ACTION **STIPULATION OF SETTLEMENT**

STIPULATION OF SETTLEMENT

This Stipulation of Settlement dated as of September 29, 2011 (the "Stipulation"), is made and entered into by and among: (i) Lead Plaintiff Moustafa Salem (on behalf of himself and the Settlement Class), by and through his counsel of record in the Action; and (ii) Defendants PCS Edventures!.com, Inc. ("PCS" or the "Company") and Anthony A. Mayer, each by and through their counsel of record in the Action. The Stipulation is intended by the Parties[1] to fully, finally, and forever resolve, discharge, and settle the Claims, subject to the approval of the Court and the terms and conditions set forth in this Stipulation.

I. THE LITIGATION

PCS develops and markets educational learning labs and curricula and related software and technology. On September 17, 2010, the Action was filed against Defendants for violations of section 10(b) and Rule 10b-5 thereunder, and section 20(a) of the Securities Exchange Act of 1934 based upon allegations that Defendants deliberately misled the public concerning the execution of a $7.15 million contract with its Middle East distributor, Global Techniques a/k/a PCS Middle East.

On December 8, 2010, based upon the joint stipulation filed by the Parties on December 7, 2010, the Court issued an order staying discovery pursuant to 15 U.S.C. §78u-4(b)(3)(B), requiring plaintiffs to file an Amended Consolidated Complaint ("Amended Complaint") within forty-five days after the appointment of lead plaintiff, and setting a briefing schedule aimed at accommodating the procedural requirements of the Private Securities Litigation Reform Act, 15 U.S.C. §78u-4. On February 24, 2011, the Court issued a Memorandum Decision and Order appointing Moustafa Salem Lead Plaintiff ("Lead Plaintiff"), Robbins Umeda LLP as Plaintiffs' Lead Counsel and Gordon Law Offices as Plaintiffs' Liaison Counsel.

On March 22, 2011, the Parties filed with the Court a Joint Litigation Plan after meeting and conferring regarding the merits of a judicially supervised settlement conference, pursuant to Local Rules 16.1 and 16.4. Also on March 22, 2011, the Court referred this Action to U.S.

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[1] All capitalized terms are defined in Section IV(1) below, unless otherwise noted.

Magistrate Judge Larry M. Boyle ("Magistrate Judge Boyle") for the purpose of conducting a settlement conference.

On March 28, 2011, counsel for the Parties attended a telephonic scheduling conference before Judge Candy W. Dale during which the Parties and the Court discussed the agreed-upon judicially supervised settlement conference and efficient management of this Action. The Settling Parties and the Court discussed a potential early settlement of the Action, given the defendants' extremely limited resources to finance litigation, satisfy judgment or fund settlement.

On March 30, 2011, the Court issued a Case Management Order ("March 30 Order") and set deadlines for the filing of the Amended Complaint and responsive pleadings. The March 30 Order also mandated that the Parties were to attend a settlement conference to occur on or before June 15, 2011, with Magistrate Judge Boyle.

On April 8, 2011, the Parties filed a joint stipulation to extend time to file the Amended Complaint and responsive pleadings. On April 11, 2011, the Court issued an order modifying its March 30 Order and continuing the deadlines in order to permit the Settling Parties to engage in a settlement conference through Magistrate Judge Boyle.

On May 23, 2011, the Court issued an order setting a settlement conference for June 10, 2011. On June 6, 2011, after gathering information from defense counsel and other sources, participating in arms'-length negotiations, and securing a tolling and cooperation agreement, Lead Plaintiff filed an unopposed motion for voluntary dismissal without prejudice of defendant Shannon M. Stith. On June 10, 2011, the Court granted an order dismissing Stith without prejudice from the Action.

Pursuant to the Court's orders, and cognizant of the Company's limited resources, the Parties participated in a number of arms'-length settlement negotiations conducted telephonically and in formal, supervised face-to-face sessions. The Parties first engaged in a number of telephonic discussions. Next, the Parties attended a formal, supervised settlement conference on June 10, 2011 before Magistrate Judge Boyle. Prior to the settlement conference, each side submitted responses to an extensive settlement questionnaire *in camera,* setting forth the legal and factual bases for their respective positions, as well as candid statements regarding the strengths and weaknesses of their respective cases.   After the June 10, 2011, settlement conference failed to result in an agreement, the Parties participated in an informal telephonic conference with Magistrate Boyle on June 13, 2011. Following the telephonic conference, the Parties continued to negotiate the terms of settlement in a series of often contentious telephonic and written communications spanning nearly two months.

On June 15, 2011, Magistrate Judge Boyle entered a minute order regarding the settlement conference noting that the parties "are continuing to negotiate an agreement that would resolve this matter" and instructing the parties to report their progress to the Court by July 15, 2011.

Based on the Parties stipulation, on June 24, 2011, the Court entered an order extending the time for Lead Plaintiff to file the Amended Complaint and the deadlines for the responsive pleadings in light of the ongoing settlement discussions.

On July 15, 2011, the Parties submitted a Joint Status Report informing the Court that the Parties had made substantial progress in reaching an agreement and were in the process of preparing a Memorandum of Understanding ("MOU") memorializing the terms of the settlement.

After several months of negotiations, the Parties executed an MOU on August 30, 2011. On September 1, 2011, the Court granted the joint stipulation to extend time to file the Amended Complaint and responsive pleadings in light of the Parties' agreement in principle .

On September 7, 2011, the Parties informed the Court that they had executed the MOU and were in the process of documenting the settlement. On September 8, 2011, the Court issued a docket entry order setting September 30, 2011 as the deadline for the Parties' to submit documents formalizing the settlement agreement and seeking preliminary approval from the Court.

II.   DEFENDANTS' DENIALS OF WRONGDOING AND LIABILITY

Defendants have denied and continue to deny each and all of the claims alleged by Lead Plaintiff in the Action. Defendants expressly have denied and continue to deny all charges of wrongdoing or liability against them arising out of any of the conduct, statements, acts, or omissions alleged, or that could have been alleged, in the Action. Defendants also have denied and continue to deny, among other allegations, the allegations that Lead Plaintiff or the Settlement Class have suffered any damage, that the price of PCS common stock was artificially inflated by reasons of alleged misrepresentations, non-disclosures or otherwise, or that the Lead Plaintiff or the Settlement Class were harmed by the conduct alleged in the Action. Nonetheless, Defendants have concluded that further conduct of the Action would be protracted and expensive. Defendants also have taken into account the uncertainty and risks inherent in any litigation, especially in complex cases like the Action. Defendants represent that, as of June 10, 2011, there was less than $665,000 of unconditional funds that could be paid under the insurance policy(ies) applicable to the Claims. Defendants have, therefore, determined that it is desirable and beneficial to them that the Action be settled in the manner and upon the terms and conditions set forth in this Stipulation.

III.   LEAD PLAINTIFF'S CLAIMS AND THE BENEFITS OF SETTLEMENT

Lead Plaintiff believes that the claims asserted in the Action have merit. However, Lead Plaintiff and Plaintiffs' Lead Counsel recognize and acknowledge the expense and length of continued proceedings necessary to prosecute the Action against Defendants through trial and through appeals. Lead Plaintiff and Plaintiffs' Lead Counsel also have taken into account the uncertain outcome and the risk of any litigation, especially in complex actions such as the Action, as well as the difficulties and delays inherent in such litigation. Lead Plaintiff and Plaintiffs' Lead Counsel also are mindful of the inherent problems of proof under and possible defenses to the securities law violations asserted in the Action, as well as of the extremely limited resources available to finance litigation, satisfy judgment or fund settlement. Plaintiffs' Lead Counsel conducted an extensive investigation prior to and during the prosecution of the Action, which included, *inter alia*, a thorough review and analysis of: the relevant filings made by PCS with the United States Securities and Exchange Commission (the "SEC"); Defendants' public documents, conference calls and press releases; securities analysts' reports and advisories about the Company; pleadings and exhibits which have been publicly filed in an action brought by the SEC against Defendants; information obtained through other public sources; and non-public information supplied confidentially by defense counsel. Based on their evaluation, Lead Plaintiff and Plaintiffs' Lead Counsel believe that the settlement set forth in the Stipulation is in the best interests of, and confers substantial benefits upon, Lead Plaintiff and the Settlement Class.

IV.   TERMS OF STIPULATION AND AGREEMENT OF SETTLEMENT

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED by and among Lead Plaintiff (for himself and the Settlement Class Members) and Defendants, by and through their respective counsel of record, that, subject to the approval of the Court, the Action and the Claims shall be finally and fully compromised, settled, and released, and the Action shall be dismissed with prejudice, as to all Parties, upon and subject to the following terms and conditions.

1.   Definitions

As used in the Stipulation the following terms have the meanings specified below:

1.1   "Action" means the putative class action pending in the Court captioned *Niederklein v. PCS Edventures!.com, Inc.*, No. 10-CV-479-EJL-CWD.

1.2   "Authorized Claimant" means a Person who falls within the definition of the Settlement Class whose claim for recovery has been allowed pursuant to the terms of the Stipulation.

1.3   "Cash Consideration" means the sum of $665,000 in cash to be paid by wire transfer to the Escrow Agent pursuant to paragraph 2.1 of this Stipulation.

1.4   "Claims" means any and all claims (including Unknown Claims as defined in ¶1.27 hereof), debts, demands, rights, or causes of action or liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert or consulting fees, and any other costs, expenses, or liability whatsoever), whether asserted individually or in a representative capacity, whether based on federal, state, local, statutory, or common law or any other law, rule, or regulation, whether fixed or contingent, accrued or un-accrued, liquidated or un-liquidated, at law or in equity, matured or un-matured, whether class or individual in nature, including both known claims and unknown claims that have been, or could have been, asserted: (i) in the Action by the members of the Settlement Class or any of them against any of the Released Parties, or (ii) in any forum by the members of the Settlement Class or any of them against any of the Released Parties which arise out of, relate in any way or are based upon the allegations, transactions, facts, matters or occurrences, representations, or omissions involved, set forth, or referred to in the Class Action Complaint for Violation of Federal Securities Law filed on September 17, 2010 against any of the Released Parties.

1.5   "Claims Administrator" means A.B. Data, Ltd.

1.6   "Class Member" or "Member of the Class" means a Person who falls within the definition of the Settlement Class as set forth in paragraph 1.24 below.

1.7   "Court" means the U.S. District Court for the District of Idaho.

1.8   "Defendants" means PCS and Anthony A. Maher.

1.9   "Effective Date" means the date by which all of the events and conditions specified in paragraph 7.1 of the Stipulation have been met and have occurred.

1.10   "Escrow Agent" means a California Bank that has been designated by Robbins Umeda LLP.

1.11   "Final" means when the last of the following with respect to the Judgment approving the Stipulation, substantially in the form of Exhibit B attached hereto, shall occur: (i) the expiration of the time to file a motion to alter or amend the Judgment under Federal Rule of Civil Procedure59(e) without any such motion having been filed or, if such a motion is filed, the Judgment is not altered or amended; (ii) the time in which to appeal the Judgment has passed without any appeal having been taken; and (iii) if an appeal is taken, immediately after (a) the date of final dismissal of any appeal or the final dismissal of any proceeding on certiorari, or (b) the date of affirmance of the Judgment on appeal and the expiration of time for any further judicial review whether by appeal, reconsideration or a petition for a writ of certiorari and, if certiorari is granted, the date of final affirmance of the Judgment following review pursuant to

STIPULATION OF SETTLEMENT - 6

the grant. For purposes of this paragraph, an "appeal" shall include any petition for a writ of certiorari or other writ that may be filed in connection with approval of this Settlement, but shall not include any appeal which concerns only the issue of attorneys' fees and expenses, the Plan of Allocation of the Settlement Fund, as defined herein, or the procedures for determining Authorized Claimants' recognized claims and any such appeal shall not in any way delay or affect the time set forth above for the Judgment to become Final, or otherwise preclude the Judgment from becoming Final.

1.12 "Judgment" means the Final Judgment and Order of Dismissal with Prejudice to be rendered by the Court, substantially in the form attached hereto as Exhibit B.

1.13 "Lead Plaintiff" means Moustafa Salem, individually and on behalf of the Settlement Class.

1.14 "Net Settlement Fund" means the Settlement Fund less (i) attorneys' fees, costs and expenses; (ii) any Court-approved award to Lead Plaintiff; (iii) notice and administration costs; (iv) Taxes and Tax Expenses; and (v) other Court-approved deductions.

1.15 "Parties" or "Settling Parties" means, collectively, the Defendants and Lead Plaintiff on behalf of the Settlement Class.

1.16 "PCS" or the "Company" means PCS Edventures!.com, Inc.

1.17 "Person" means an individual, corporation, partnership, limited partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and their spouses, heirs, predecessors, successors, representatives, or assignees.

1.18 "Plaintiffs' Lead Counsel" means Robbins Umeda LLP, 600 B Street, Suite 1900, San Diego, California 92101.

1.19 "Plaintiffs' Liaison Counsel" means Gordon Law Offices, 623 W. Hays Street, Boise, Idaho, 83702.

1.20 "Plaintiffs' Counsel" means any counsel who has appeared for any plaintiff in this Action.

1.21 "Plan of Allocation" means a plan or formula of allocation of the Settlement Fund whereby the Settlement Fund shall be distributed to Authorized Claimants after payment of expenses of notice and administration of the settlement, Taxes and Tax Expenses, and such attorneys' fees, costs, expenses, and interest, as well as Lead Plaintiff's expenses, if any, as may be awarded by the Court. Any Plan of Allocation is not part of the Stipulation and Defendants shall not have any responsibility or liability with respect thereto.

1.22 "Released Parties" means each and all of the Defendants in the Action, their past or present subsidiaries, parents, successors and predecessors, officers, directors, agents, employees, stockholders, accountants, commercial bank lenders, representatives, affiliates, attorneys, insurers, families, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, or administrators and any person, firm, trust, corporation, officer, director, or other individual or entity in which any Defendant has a controlling interest or which is related to or affiliated with any of the Defendants, and the legal representatives, heirs, successors in interest, or assigns of the Defendants.

1.23 "Settlement Account" means an interest-bearing account at a California Bank that has been designated by the Escrow Agent.

1.24 "Settlement Class" or "Class" means a class consisting of all persons who purchased the common stock of the PCS between March 28, 2007 through August 15, 2007, inclusive, excluding Defendants, the officers and directors of PCS, at all relevant times, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which defendants have or had a controlling interest.

1.25 "Settlement Class Period" means the period commencing on March 28, 2007 through and including August 15, 2007, inclusive.

1.26 "Settlement Fund" means the Cash Consideration plus all interest and accretions thereto and which may be reduced by payments or deductions as provided herein or by Court order.

1.27   "Unknown Claims" means any Claims which Lead Plaintiff or Settlement Class Members do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Parties which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Parties, or might have affected his, her, or its decision not to object to this settlement. With respect to any and all Claims, the Parties stipulate and agree that, upon the Effective Date, Lead Plaintiff shall expressly waive and each of the Settlement Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived the provisions, rights, and benefits of California Civil Code section 1542, which provides:

> **A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.**

Lead Plaintiff shall expressly waive and each of the Settlement Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived any and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code section 1542. Lead Plaintiff and Settlement Class Members may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Claims, but Lead Plaintiff shall expressly settle and release and each member of the Settlement Class, upon the Effective Date, shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. Lead Plaintiff acknowledges, and the Settlement Class Members shall be deemed by operation of the Judgment to have acknowledged, that the foregoing waiver was separately bargained for and a key element of the settlement of which this release is a part.

2. The Settlement

a. The Settlement Fund

2.1   In full and complete settlement of all claims that have been or could have been asserted in the Action (the "Claims"), PCS, or its successor in interest, shall pay or cause to be paid, the Cash Consideration into the Settlement Account established for the benefit of the Settlement Class. Within ten business days of the Court preliminarily approving the Settlement, PCS, or its successor in interest, shall deposit $50,000 of the Settlement Fund into the Settlement Account designated by the Escrow Agent. At least five business days after the date of the Settlement Fairness Hearing, PCS, or its successor in interest, shall deposit the balance of the Cash Consideration ($615,000) into the Settlement Account.

2.2   The Settlement Account shall require a signature from a partner of Robbins Umeda to release deposited funds. Any sums held in the Settlement Fund shall remain subject to the jurisdiction of the Court until such time as the funds shall be distributed to the Authorized Claimants.

b. The Escrow Agent

2.3   The Escrow Agent shall invest the $50,000 deposited pursuant to paragraph 2.1 hereof in short term United States Agency or Treasury Securities or other instruments backed by the Full Faith & Credit of the United States Government or an Agency thereof, or fully insured by the United States Government or an Agency thereof and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then-current market rates. All risks related to the investment of the Settlement Fund in accordance with the investment guidelines set forth in this paragraph shall be borne by the Settlement Fund.

2.4   The Escrow Agent shall not disburse the Settlement Fund except as provided in the Stipulation, by an order of the Court, or with the written agreement of counsel for Defendants.

2.5 Subject to further order(s) and/or directions as may be made by the Court, or as provided in the Stipulation, the Escrow Agent is authorized to execute such transactions as are consistent with the terms of the Stipulation.

2.6 All funds held by the Escrow Agent shall be deemed and considered to be *in custodia legis* of the Court, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

2.7 Without further order of the Court, the Settlement Fund may be used by Plaintiffs' Lead Counsel to pay reasonable costs and expenses actually incurred in connection with administration of the Settlement and providing notice to the Settlement Class. In no event shall Defendants have any responsibility for or liability with respect to the Escrow Agent or its actions, the Settlement Fund, or the administration of the Settlement Fund.

c. Taxes and Tax Expenses

2.8 (a) The Settling Parties agree to treat the Settlement Fund as being at all times a "qualified settlement fund" within the meaning of Treasury Regulations section 1.468B-l. In addition, the Escrow Agent shall timely make such elections as necessary or advisable to carry out the provisions of this paragraph 2.8, including the "relation-back election" (as defined in Treasury Regulations section 1.468B-l) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing to occur.

(b) For the purpose of section 1.468B, as amended, and the regulations promulgated thereunder, the "administrator" shall be the Escrow Agent. The Escrow Agent shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including, without limitation, the returns described in Treasury Regulations section 1.468B-2(k)). Such returns (as well as the election described in paragraph

2.8(a)hereof) shall be consistent with this paragraph 2.8(b) and in all events shall reflect that all Taxes (including any estimated Taxes, interest or penalties) on the income earned by the Settlement Fund shall be paid out of the Settlement Fund as provided in paragraph 2.8(c) hereof.

(c)   All taxes (including any estimated taxes, interest or penalties) arising with respect to the income earned by the Settlement Fund, including any taxes or tax detriments that may be imposed upon the Defendants or their counsel with respect to any income earned by the Settlement Fund for any period during which the Settlement Fund does not qualify as a "qualified settlement fund" for federal or state income tax purposes ("Taxes"), and (b) expenses and costs incurred in connection with the operation and implementation of this paragraph 2.8(including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing or failing to file the returns described in this paragraph 2.8(c)) ("Tax Expenses"), shall be paid out of the Settlement Fund; in all events the Defendants and their counsel shall have no liability or responsibility for the Taxes or the Tax Expenses. Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement Fund and shall be timely paid by the Escrow Agent out of the Settlement Fund without prior order from the Court and the Escrow Agent shall be authorized (notwithstanding anything herein to the contrary) to withhold from distribution to Authorized Claimants any funds necessary to pay such amounts, including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treasury Regulations section 1.468B-2(1)(2)); neither the Defendants nor their counsel are responsible nor shall they have any liability for any Taxes or Tax Expenses. The Parties hereto agree to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this paragraph 2.8(c).

d.   Termination of Settlement

2.9   In the event that the Stipulation is not approved or the Stipulation is terminated, canceled, or fails to become effective for any reason, the Settlement Fund (including accrued

STIPULATION OF SETTLEMENT - 12

interest) except to the extent costs of notice and administration have been incurred, shall be refunded pursuant to written instructions from counsel to the Defendants.

3.   Preliminary Approval Order, Notice, and Settlement Hearing

3.1 ˙   Promptly after execution of the Stipulation, the Settling Parties shall submit the Stipulation together with its Exhibits to the Court and shall apply for entry of an order (the "Preliminary Approval Order"), substantially in the form of Exhibit A attached hereto, requesting, *inter alia*, the preliminary approval of the settlement set forth in the Stipulation, and approval for the mailing of a settlement notice (the "Notice") and publication of a summary notice, substantially in the forms of Exhibits A-1and A-3 attached hereto. The Notice shall set forth the terms of the settlement set forth in the Stipulation, including the proposed Plan of Allocation and Plaintiffs' Lead Counsel's Fees and Expense Application; the right to object to the Settlement, the proposed Plain of Allocation, and the date of the Settlement Fairness Hearing.

3.2   Within five business days after entry of the Preliminary Approval Order, PCS will cause·its transfer agent to provide to Plaintiffs' Lead Counsel its shareholder lists in a computer-readable format as appropriate for providing notice to the Settlement Class, in a format acceptable to the claims administrator. PCS shall bear the expense of providing such list.

3.3   Within ten calendar days of PCS's transfer agent providing Plaintiffs' Lead Counsel with the shareholder list, Plaintiffs' Lead Counsel, through the claims administrator, will cause the Notice to be mailed to all ~~Authorized Claimants~~ *Class Members* identified by PCS's transfer agent.

3.4   Within ten business days after entry of the Preliminary Approval Order, PCS or its successors in interest shall, at their own expense, post the Summary Notice on its Company website along with links to the Notice, and maintain this posting until Final Court Approval of the Settlement.

3.5   Plaintiffs' Lead Counsel shall request that after notice is given, the Court hold a hearing (the "Settlement Fairness Hearing") and approve the settlement of the Action. At or after the Settlement Fairness Hearing, Plaintiffs' Lead Counsel also will request that the Court approve the proposed Plan of Allocation and the Fee and Expense Application.

4.   **Releases**

4.1   Upon the Effective Date, Lead Plaintiff and each and every Class Member shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished, and discharged all Claims against the Released Parties.

4.2   Upon the Effective Date, all each and every Class Member and anyone claiming through or on behalf of any of them, will be forever barred and enjoined from commencing, instituting, prosecuting or continuing to prosecute any action or other proceeding in any court of law or equity, arbitration tribunal, or administrative forum, asserting the Claims against any of the Released Parties.

4.3   Upon the Effective Date, each of the Released Parties shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished, and discharged the Lead Plaintiff, each and all of the Class Members, Plaintiffs' Lead Counsel, Plaintiffs' Liaison Counsel, and Plaintiffs' Counsel from all claims (including Unknown Claims) arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement or resolution of the Action or the Claims.

5.   **Distribution of the Settlement Fund to Authorized Claimants**

5.1   The Claims Administrator, subject to such supervision and direction of the Court as may be necessary or as circumstances may require, shall administer and calculate the claims submitted by Class Members and shall oversee distribution of the Net Settlement Fund to Authorized Claimants. Administrative costs in excess of $50,000 shall be paid to the Claims Administrator from the Settlement Fund upon receipt of approval by Plaintiffs' Lead Counsel. Funds not expended on claims administration shall be treated as part of the Settlement Fund.

5.2   The Settlement Fund shall be applied as follows:

(a)   to pay all the costs and expenses reasonably and actually incurred in connection with providing notice, locating Class Members, soliciting Class claims, assisting with the filing of claims, administering and distributing the Net Settlement Fund to Authorized Claimants, and paying escrow fees and costs, if any;

(b)   to pay the Taxes and Tax Expenses described in paragraph 2.8 hereof;

(c)   to pay Plaintiffs' Lead Counsel's attorneys' fees and expenses (the "Fee and Expense Award"), to the extent allowed by the Court; and

(d)   after the Effective Date, to distribute the balance of the Net Settlement Fund to Authorized Claimants as allowed by the Stipulation, the Plan of Allocation, or the Court.

5.3   After the Effective Date, and in accordance with the terms of the Stipulation, the Plan of Allocation, or such further approval and further order(s) of the Court as may be necessary or as circumstances may require, the Net Settlement Fund shall be distributed to Authorized Claimants, subject to and in accordance with the following.

5.4   Within ninety (90) days after the mailing of the Notice or such other time as may be set by the Court, each Person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release, substantially in the form of Exhibit A-2 attached hereto, signed under penalty of perjury and supported by such documents as are specified in the Proof of Claim and Release.

5.5   Except as otherwise ordered by the Court, all Authorized Claimants who fail to timely submit a valid Proof of Claim and Release within such period, or such other period as may be ordered by the Court, or otherwise allowed, shall be forever barred from receiving any payments pursuant to the Stipulation and the settlement set forth herein, but will in all other respects be subject to and bound by the provisions of the Stipulation, the releases contained herein, and the Judgment. Notwithstanding the foregoing, Plaintiffs' Lead Counsel shall have the discretion to accept late-submitted claims for processing by the Claims Administrator so long as the distribution of the Settlement Fund is not materially delayed thereby.

5.6   The Net Settlement Fund shall be distributed to the Authorized Claimants substantially in accordance with the Plan of Allocation set forth in the Notice and approved by the Court. If there is any balance remaining in the Net Settlement Fund after six (6) months from the initial date of distribution of the Net Settlement Fund (whether by reason of tax refunds, uncashed checks or otherwise), Plaintiffs' Lead Counsel shall, if feasible, reallocate such balance among Authorized Claimants in an equitable and economic fashion. Thereafter, any balance which still remains in the Net Settlement Fund shall be donated to an appropriate non-profit organization.

5.7   The Defendants shall have no responsibility for, interest in, or liability whatsoever with respect to the distribution of the Net Settlement Fund, the Plan of Allocation, the determination, administration, or calculation of claims, the payment or withholding of Taxes, or any losses incurred in connection therewith.

5.8   No Person shall have any claim against the Lead Plaintiff, Plaintiffs' Lead Counsel, the Claims Administrator, or any other Person designated by Plaintiffs' Lead Counsel based on distributions made substantially in accordance with the Stipulation and the settlement contained herein, the Plan of Allocation, or further order(s) of the Court.

5.9   It is understood and agreed by the Settling Parties that any proposed Plan of Allocation of the Net Settlement Fund including, but not limited to, any adjustments to an Authorized Claimant's claim set forth therein, is not a part of the Stipulation and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the settlement set forth in the Stipulation, and any order or proceeding relating to the Plan of Allocation shall not operate to terminate or cancel the Stipulation or affect the finality of the Court's Judgment approving the Stipulation and the settlement set forth therein, or any other orders entered pursuant to the Stipulation.

6.   Lead Plaintiff's Attorneys' Fees and Expenses

6.1   Plaintiffs' Lead Counsel may submit an application or applications (the "Fee and Expense Application") for: (a) an award of attorneys' fees; plus (b) expenses incurred in connection with prosecuting the Action, plus any interest on such attorneys' fees and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid) as may be awarded by the Court. Plaintiffs' Lead Counsel reserves the right to make additional applications for fees and expenses incurred.

6.2 The fees and expenses, as awarded by the Court, shall be paid to Plaintiffs' Lead Counsel, as ordered, immediately after the Court executes an order awarding such fees and expenses and enters the Judgment. Plaintiffs' Lead Counsel may thereafter allocate the attorneys' fees among other Plaintiffs' Counsel in a manner in which they in good faith believe reflects the contributions of such counsel to the initiation, prosecution and resolution of the Action.

6.3 In the event that the Effective Date does not occur, or the Judgment or the order making the Fee and Expense Award is reversed or modified, or the Stipulation is canceled or terminated for any other reason, and in the event that the Fee and Expense Award has been paid to any extent, then such of Plaintiffs' Counsel who have received any portion of the Fee and Expense Award shall within five business days from receiving notice from the Defendants' counsel or from a court of appropriate jurisdiction, refund to the Settlement Fund such fees and expenses previously paid to them from the Settlement Fund plus interest thereon at the same rate as earned on the Cash Consideration in an amount consistent with such reversal or modification. Each such Plaintiffs' Counsel's law firm receiving fees and expenses, as a condition of receiving such fees and expenses, on behalf of itself and each partner and/or shareholder of it, agrees that the law firm and its partners and/or shareholders are subject to the jurisdiction of the Court for the purpose of enforcing the provisions of this paragraph. Without limitation, Plaintiffs' Counsel agree that the Court may upon application of Defendants and notice to Plaintiffs' Lead Counsel, summarily issue orders including, but not limited to, judgments and attachment orders, and may make appropriate findings of or sanctions for contempt, should such law firm fail timely to repay fees and expenses pursuant to this paragraph 6.3.

6.4 The procedure for and the allowance or disallowance by the Court of any applications by any Plaintiffs' Counsel for attorneys' fees and expenses, to be paid out of the Settlement Fund, are not part of the settlement set forth in the Stipulation, and are to be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the settlement set forth in the Stipulation, and any order or proceeding relating to the Fee and Expense Application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel the Stipulation, or affect or delay the finality of the Judgment approving the Stipulation and the settlement of the Action set forth therein.

6.5   Defendants and their Related Parties shall have no responsibility for any payment of attorneys' fees and expenses to Plaintiffs' Counsel over and above payment out of the Settlement Fund.   Defendants and their Related Parties shall have no responsibility for the allocation among Plaintiffs' Counsel, and/or any other Person who may assert some claim thereto, of any Fee and Expense Award that the Court may make in the Action, and the Defendants and the Released Persons take no position with respect to such matters.

6.6   Lead Plaintiff may submit an application for an award of reasonable costs and expenses (including lost wages and business opportunities) incurred in the prosecution of the Action.

7.   Conditions of Settlement, Effect of Disapproval, Cancellation or Termination

7.1   The Effective Date of the Stipulation shall be conditioned on the occurrence of all of the following events:

(a)   Defendants have timely made or caused to be made their contributions to the Settlement Fund;

(b)   the Court has entered the Judgment, or judgment substantially in the form of Exhibit B attached hereto, dismissing the complaint with prejudice; and

(c)   the Judgment has become Final.

7.2   Upon the occurrence of all of the events referenced in paragraph 7.1 hereof, any and all remaining interest or right of the Defendants or the Defendants' insurers in or to the Settlement Fund, if any, shall be absolutely and forever extinguished. If it becomes clear that all of the conditions specified in paragraph 7.1 hereof cannot or will not be met, then the Stipulation shall be canceled and terminated subject to paragraph 7.3 hereof unless Plaintiffs' Lead Counsel and counsel for the Defendants mutually agree in writing to proceed with the Stipulation.

7.3   If the Settlement outlined in this Stipulation is not approved by the Court or is terminated: (a) the Settlement shall be without prejudice, and none of its terms shall be effective or enforceable; (b) the Settlement Fund, including any interest earned thereon, shall be returned to the persons or entities paying it into the Settlement Fund except to the extent costs of notice and administration have been incurred or expended; (c) the Parties shall revert to their litigation positions immediately prior to the execution of the MOU; (d) the fact and terms of the Settlement shall not be admissible in any trial of the Action, and (e) this Stipulation will be null and void and of no further force or effect.

8.   Miscellaneous Provisions

8.1   The Settling Parties (a) acknowledge that it is their intent to consummate this agreement; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of the Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of the Stipulation.

8.2   The Settling Parties intend this settlement to be a final and complete resolution of all disputes between them with respect to the Action. The settlement compromises claims which are contested and shall not be deemed an admission by any Party as to the merits of any claim or defense. The Judgment will contain a finding that, during the course of the Action, the parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11.   The Parties agree that the Cash Consideration and the other terms of the settlement were negotiated in good faith by the Settling Parties, and reflect a settlement that was reached voluntarily after consultation with competent legal counsel. The Settling Parties reserve their right to rebut, in a manner that such party determines to be appropriate, any contention made in any public forum that the Action was brought or defended in bad faith or without a reasonable basis.

8.3   Neither the Stipulation nor the settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement: (a) is or may be deemed to be or may be used as an admission of, or evidence of, the validity of any

Released Claim, or of any wrongdoing or liability of the Defendants; or (b) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of any of the Defendants in any civil, criminal, or administrative proceeding in any court, administrative agency or other tribunal. The Defendants may file the Stipulation and/or the Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

8.4   All agreements made and orders entered during the course of the Action relating to the confidentiality of information shall survive this Stipulation.

8.5   All of the Exhibits to the Stipulation are material and integral parts hereof and are fully incorporated herein by this reference.

8.6   The Stipulation may be amended or modified only by a written instrument signed by or on behalf of all Parties or their respective successors-in-interest.

8.7   The Stipulation and the Exhibits attached hereto constitute the entire agreement among the Parties hereto and no representations, warranties or inducements have been made to any party concerning the Stipulation or its Exhibits other than the representations, warranties, and covenants contained and memorialized in such documents. Except as otherwise provided herein, each Party shall bear its own costs.

8.8   Plaintiffs' Lead Counsel, on behalf of the Settlement Class, is expressly authorized by the Lead Plaintiff to take all appropriate action required or permitted to be taken by the Settlement Class pursuant to the Stipulation to effectuate its terms and also are expressly authorized to enter into any modifications or amendments to the Stipulation on behalf of the Settlement Class which they deem appropriate.

8.9   Each counsel or other person executing the Stipulation or any of its Exhibits on behalf of any party hereto hereby warrants that such Person has the full authority to do so.

8.10   The Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. A complete set of original executed counterparts shall be filed with the Court.

8.11   The Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the parties hereto.

8.12   The Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Stipulation, and all parties hereto submit to the jurisdiction of the Court for purposes of implementing and enforcing the settlement embodied in the Stipulation.

8.13   This Stipulation and the Exhibits hereto shall be considered to have been negotiated, executed and delivered, and to be wholly performed, in the State of Idaho, and the rights and obligations of the parties to the Stipulation shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the State of Idaho without giving effect to that State's choice-of-law principles.

IN WITNESS WHEREOF, the parties hereto have caused the Stipulation to be executed, by their duly authorized attorneys, dated as of September 29, 2011.

Dated: September 29 2011

ROBBINS UMEDA LLP

Craig W. Smith (*admitted pro hac vice*)
csmith@robbinsumeda.com
Marc M. Umeda (admitted *pro hac vice*)
mumeda@robbinsumeda.com
Julia M. Williams (admitted *pro hac vice*)
jwilliams@robbinsumeda.com
Gina Stassi (*admitted pro hac vice*)
gstassi@robbinsumeda.com
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Lead Counsel for Plaintiffs and Counsel for Lead Plaintiff Moustafa Salem

GORDON LAW OFFICES
Philip H. Gordon, ISBN 1996
pgordon@gordonlawoffices.com
Bruce S. Bistline, ISBN 1988
bbistline@gordonlawoffices.com
623 W. Hays Street
Boise, ID83702
Telephone: (208) 345-7100
Facsimile: (208) 345-0050

Liaison Counsel for Plaintiffs

LAW OFFICES OF CURTIS V. TRINKO, LLP
Curtis V. Trinko
16 West 46th Street
New York, NY 10036
Telephone: (212) 490-9550
Facsimile: (212) 986-0158

Additional Counsel for Lead Plaintiff and Counsel for Plaintiff Leslie Niederklein

THE ROSEN LAW FIRM, P.A.
Phillip C. Kim
275 Madison Avenue, 34th Floor
New York, NY 10016
Telephone: (212) 686-1060
Facsimile: (212) 202-3827
E-mail: pkim@rosenlegal.com

Counsel for Plaintiff Leslie Niederklein

Dated: September 29, 2011

MAUK & BURGOYNE
BRIANE NELSON MITCHELL

____

515 South 6th Street
Boise, ID 83701
Telephone: (208) 345-2654
Facsimile: (208) 345-3319

Counsel for Defendants PCS Edventures!.com, Inc. and Anthony A. Maher

640747

STIPULATION OF SETTLEMENT - 22

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on the 30th day of September, 2011, I filed the foregoing electonically through the CM/ECF system, which caused the following parties or counsel to be served by electronic means, as more fully reflected on the Notice of Electronic Filing:

Craig W. Smith, Lead Counsel for Plaintiffs
csmith@robbinsumeda.com

Briane N. Mitchell, Counsel for PCS
Edventures!.com, Inc. and Anthony A. Masher
nels@maukburgoyne.com

Bruce S. Bistline, Liaison Counsel for Plaintiffs
Moustafa Salem and Leslie Niederklein
bbistline@gordonlawoffices.com

Phillip C. Kim, Counsel for Plaintiff Leslie
Niederklein
pkim@rosenlegal.com

Curtis V. Trinko, Counsel for Lead Plaintiff
Moustafa Salem
ctrinko@trinko.com

/s/ Philip H. Gordon
Philip H. Gordon, ISBN 1996
Liaison Counsel for Plaintiffs

Exhibit A

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF IDAHO

LESLIE NIEDERKLEIN, Individually and on Behalf of All Others Similarly Situated,	)))	Civil Action No. 1:10-cv-00479-CWD
Plaintiff,	))	CLASS ACTION
vs.	))	
PCS EDVENTURES!.COM, INC., and ANTHONY A. MAHER,	)))	[PROPOSED] ORDER PRELIMINARILY APPROVING SETTLEMENT AND PROVIDING FOR NOTICE
Defendants.	))	EXHIBIT A
	))	

WHEREAS, a class action is pending before this Court styled *Niederklein v. PCS Edventures!.com, Inc., et al.,* Civil Action No. 1:10-cv-004-00479-CWD (the "Action");

WHEREAS, the Parties having made application, pursuant to Federal Rule of Civil Procedure 23(e), for an order approving the settlement of this Action, in accordance with a Stipulation of Settlement (the "Stipulation"), which, together with the Exhibits annexed thereto, sets forth the terms and conditions for a proposed settlement of the Action and for dismissal of the Action with prejudice upon the terms and conditions set forth therein; and the Court having read and considered the Stipulation and the Exhibits annexed thereto; and

WHEREAS, all defined terms herein have the same meanings as set forth in the Stipulation.

NOW, THEREFORE, IT IS HEREBY ORDERED:

1.   The Court does hereby preliminarily approve the Stipulation and the settlement set forth therein, subject to further consideration at the Settlement Fairness Hearing described below.

2.   The Court hereby certifies the Settlement Class, for settlement purposes only, defined as: all persons who purchased the common stock of the PCS Edventures!.com ("PCS") between March 28, 2007 through August 15, 2007, inclusive, excluding Defendants, the officers and directors of PCS, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest.

3.   The Settlement Fairness Hearing shall be held before this Court on _____, 2011, at __:__ __.m., at the United States District Court for the District of Idaho, 550 W. Fort Street, Boise, Idaho, 83724 to determine whether the proposed settlement of the Action on the terms and conditions provided for in the Stipulation is fair, reasonable, and adequate to the Settlement Class and should be approved by the Court; whether a Judgment as provided in the Stipulation should be entered; whether the proposed Plan of Allocation should be approved; and to determine the amount of fees and expenses that should be awarded to Plaintiffs' Lead Counsel.

The Court may adjourn the Settlement Fairness Hearing without further notice to Class Members.

4.   The Court approves, as to form and content, the Notice of Proposed Settlement of Class Action (the "Notice"), the Proof of Claim and Release form (the "Proof of Claim"), and Summary Notice substantially in the form annexed as Exhibits A-1, A-2, and A-3 hereto and finds that the mailing and distribution of the Notice and publishing of the Summary Notice in the manner set forth in ¶¶5-6 of this Order meet the requirements of Federal Rule of Civil Procedure 23 and due process, and is the best notice practicable under the circumstances and shall constitute due and sufficient notice to all Persons entitled thereto.

5.   The firm of A.B. Data, Ltd. ("Claims Administrator") is hereby appointed to supervise and administer the notice procedure as well as the processing of claims as more fully set forth below:

(a)   Within five (5) business days after entry of this Order, PCS will cause its transfer agent to provide to Plaintiffs' Lead Counsel its shareholder lists in a computer-readable format as appropriate for providing notice to the Settlement Class, in a format acceptable to the claims administrator. PCS shall bear the expense of providing such list.

(b)   Within ten (10) business days of PCS's transfer agent providing Plaintiffs' Lead Counsel with the shareholder list, Plaintiffs' Lead Counsel, through the Claims Administrator, shall cause a copy of the Notice and the Proof of Claim, substantially in the forms annexed as Exhibits A-1 and A-2 hereto, to be mailed by First-Class Mail to all Class Members identified by PCS's transfer agent.

(c)   Within ten (10) business days after entry of this Order, PCS or its successors in interest shall, at their own expense, post the Summary Notice, substantially in the forms annexed as Exhibit A-3 hereto, on its Company website along with links to the Notice, and maintain this posting until Final Court Approval of the Settlement.

(d)   At least seven (7) calendar days prior to the Settlement Fairness Hearing, Plaintiffs' Lead Counsel shall file with the Court proof, by affidavit or declaration, of such mailing and publishing.

6.   Nominees who purchased PCS common stock for the beneficial ownership of Class Members during the Settlement Class Period shall send the Notice and the Proof of Claim to all beneficial owners of such PCS common stock within ten (10) days after receipt thereof, or send a list of the names and addresses of such beneficial owners to the Claims Administrator within ten (10) days of receipt thereof, in which event the Claims Administrator shall promptly mail the Notice and Proof of Claim to such beneficial owners. Plaintiffs' Lead Counsel shall, if requested, reimburse banks, brokerage houses, or other nominees solely for their reasonable out-of-pocket expenses incurred in providing notice to beneficial owners out of the Settlement Fund, which expenses would not have been incurred except for the sending of such notice, subject to further order of this Court with respect to any dispute concerning such compensation.

7.   All Class Members shall be bound by all determinations and judgments in the Action concerning the settlement, whether favorable or unfavorable to the Settlement Class.

8.   Class Members who wish to participate in the settlement shall complete and submit Proofs of Claim in accordance with the instructions contained therein. Unless the Court orders otherwise, all Proofs of Claim must be postmarked no later than ninety (90) calendar days after entry of this Order. Any Class Member who does not timely submit a Proof of Claim within the time provided for, shall be barred from sharing in the distribution of the proceeds of the Settlement Fund, unless otherwise ordered by the Court. Notwithstanding the foregoing, Plaintiffs' Lead Counsel may, in its discretion, accept late-submitted claims for processing by the Claims Administrator so long as distribution of the Net Settlement Fund is not materially delayed thereby.

9.   Any Class Member may enter an appearance in the Action, at their own expense, individually or through counsel of their own choice. If they do not enter an appearance, they will be represented by Plaintiffs' Lead Counsel.

10.   Any Person falling within the definition of the Settlement Class may, upon request, be excluded from the Settlement Class. Any such Person must submit to the Claims Administrator a request for exclusion ("Request for Exclusion"), postmarked no later than fourteen calendar days before the date of the Settlement Fairness Hearing, by_____, 2011. A Request for Exclusion must state: (a) the name, address, and telephone number of the Person requesting exclusion; (b) each of the Person's purchases and sales of PCS common stock made during the Settlement Class Period, including the dates of purchase or sale, the number of shares of common stock, and the price paid or received for each such purchase or sale; and (c) that the Person wishes to be excluded from the Settlement Class. All Persons who submit valid and timely Requests for Exclusion in the manner set forth in this paragraph shall have no rights under the Stipulation, shall not share in the distribution of the Net Settlement Fund, and shall not be bound by the Stipulation or the Judgment entered in the Action.

11.   Any Class Member may appear and show cause, if he, she or it has any reason why the proposed settlement of the Action should or should not be approved as fair, reasonable, and adequate, why a judgment should or should not be entered thereon, why the Plan of Allocation should or should not be approved, why attorneys' fees and expenses should or should not be awarded to Plaintiffs' Lead Counsel; provided, however, that no Class Member or any other Person shall be heard or entitled to contest such matters, unless that Person has filed said objections, papers, and briefs with the Clerk of the United States District Court for the District of Idaho and delivered by hand or sent by First-Class Mail written objections and copies of any papers and briefs such that they are received at least fourteen calendar days before the date of the Settlement Fairness Hearing by:

ROBBINS UMEDA LLP
Attn: Craig W. Smith
600 B Street, Suite 1900
San Diego, CA 92101

Plaintiffs' Lead Counsel

MAUK & BURGOYNE
Attn: Briane Nelson Mitchell, Esq.
515 South 6th Street
Boise, Idaho 83701

Counsel for Defendants

- 4 -

Any Class Member who does not make his, her or its objection in the manner provided shall be deemed to have waived such objection and shall forever be foreclosed from making any objection to the fairness or adequacy of the proposed settlement as set forth in the Stipulation, to the Plan of Allocation, or to the award of Lead Plaintiff's attorneys' fees and expenses, unless otherwise ordered by the Court.

12. All funds held by the Escrow Agent shall be deemed and considered to be in *custodia legis* of the Court, and shall remain subject to the jurisdiction of the Court, until such time as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

13. All opening briefs and supporting documents in support of the settlement, the Plan of Allocation, and any application for attorneys' fees and expenses shall be filed and served fourteen (14) calendar days prior to the deadline for objections in ¶11. Replies to any objections shall be filed and served seven (7) calendar days prior to the Settlement Fairness Hearing.

14. Neither the Defendants nor the Defendants' counsel shall have any responsibility for the Plan of Allocation, and such matter will be considered separately from the fairness, reasonableness, and adequacy of the settlement.

15. At or after the Settlement Fairness Hearing, the Court shall determine whether the Plan of Allocation should be approved.

16. All reasonable expenses incurred in identifying and notifying Class Members, as well as administering the Settlement Fund, shall be paid as set forth in the Stipulation. In the event that the Stipulation is not approved or the Stipulation is terminated, canceled, or fails to become effective for any reason, the Settlement Fund (including accrued interest) except to the extent costs of notice and administration have been incurred, shall be refunded pursuant to written instructions from counsel to the Defendants.

17. Neither the Stipulation, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as an admission or concession

by the Defendants of the truth of any of the allegations in the Action, or of any liability, fault, or wrongdoing of any kind.

18. The Court reserves the right to adjourn the date of the Settlement Fairness Hearing without further notice to Class Members, and retains jurisdiction to consider all further applications arising out of or connected with the proposed settlement.

19. If the Stipulation and the settlement set forth therein is not approved or consummated for any reason whatsoever, the Stipulation and settlement and all proceedings had in connection therewith shall be without prejudice to the rights of the Parties *status quo ante*.

IT IS SO ORDERED.

DATED: _____   _____
                                                JUDGE CANDY W. DALE
                                                UNITED STATES MAGISTRATE JUDGE

647551

Exhibit A-1

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF IDAHO

LESLIE NIEDERKLEIN, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. PCS EDVENTURES!.COM, INC., and ANTHONY A. MAHER, Defendants.	) Civil Action No. 1:10-cv-00479-CWD)) <u>CLASS ACTION</u>))) NOTICE OF PROPOSED SETTLEMENT OF) CLASS ACTION)) EXHIBIT A-1))))

IF YOU PURCHASED PCS EDVENTURES!.COM, INC., ("PCS" OR THE "COMPANY")[1] COMMON STOCK ON OR ABOUT MARCH 28, 2007 THROUGH AUGUST 15 2007, INCLUSIVE, AND ARE NOT OTHERWISE EXCLUDED FROM THE SETTLEMENT CLASS, YOU COULD GET A PAYMENT FROM A CLASS ACTION SETTLEMENT.

A federal court authorized this Notice. This is not a solicitation from a lawyer.

BASIC INFORMATION

Why did I get this notice package?

You or someone in your family may have purchased PCS common stock between March 28, 2007 through and including August 15, 2007, inclusive. The Court directed that you be sent this Notice because you have a right to know about a proposed settlement of a class action lawsuit, and about all of your options, before the Court decides whether to approve the settlement. If the Court approves it and after any objections or appeals (if there are any) are resolved, the Claims Administrator appointed by the Court will make the payments that the settlement allows. This package explains the lawsuit, the settlement, your legal rights, what benefits are available, who is eligible for them, and how to get them.

What is this lawsuit about?

This Action alleges that PCS and certain of its executives violated the federal securities laws by making false and misleading statements and omissions in connection with the Company's announcement of a $7.15 million contract with PCS Middle East. Class Members suffered damages as a result of the decline in the price of PCS's common stock.

Defendants deny all of Plaintiff's allegations and further deny that they did anything wrong. Defendants also deny that Plaintiff or the Settlement Class suffered damages or that the price of PCS common stock was artificially inflated by reasons of alleged misrepresentations or non-disclosures.

Why is this a class action?

In a class action, one or more people called class representatives sue on behalf of people who have similar claims. All of these people and/or entities are called a class or class members. One court resolves the issues for all class members, except for those who exclude themselves from the class.

---

[1] This Notice incorporates by reference the definitions in the Stipulation of Settlement dated September 29, 2011 ("Stipulation"), and all capitalized terms used, but not defined herein, shall have the same meanings as in the Stipulation.

Why is there a settlement?

The Court did not decide in favor of the Plaintiff or Defendants. Instead, the parties and the lawyers for both sides of the lawsuit have negotiated a settlement that they believe is in the best interests of their respective clients. The settlement allows both sides to avoid the risks and cost of lengthy and uncertain litigation and the uncertainty of a trial and appeals, and permits Class Members to be compensated without further delay. Plaintiff and his attorneys think the settlement is best for all Class Members.

WHO GETS MONEY FROM THE SETTLEMENT

How do I know if I am part of the Settlement Class?

The Settlement Class includes all Persons who purchased the common stock of PCS between March 28, 2007 through August 15, 2007, inclusive.

Are there exceptions to being included in the Settlement Class?

Yes. Excluded from the Settlement Class are Defendants, the officers and directors of PCS, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest. Also excluded from the Settlement Class are those Persons who timely and validly request exclusion from the Settlement Class pursuant to this Notice.

THE SETTLEMENT BENEFITS – WHAT YOU GET

What does the settlement provide?

PCS Edventures has agreed to pay $665,000 in cash (the "Cash Consideration"). The Cash Consideration, plus interest earned from the date it is established (the "Settlement Fund"), less costs, fees, and expenses (the "Net Settlement Fund"), will be divided among all eligible Class Members who send in valid Proofs of Claim. Costs, fees, and expenses include Court-approved attorneys' fees and expenses, reasonable costs and expenses of the Plaintiff directly relating to representation of the Settlement Class, the costs of notifying the Settlement Class, including the costs of printing and mailing this Notice, the costs of claims administration, and taxes on the Settlement Fund.

How much will my payment be?

Your share of the Net Settlement Fund will depend on the number of valid Claims submitted, the number of shares of PCS common stock you purchased during the Settlement Class Period, and the dates on which you bought and sold your shares. Plaintiffs' Lead Counsel conferred with their damage consultants for the purpose of determining the amount a Class Member may recover under the Plan of Allocation. The Plan of Allocation reflects an assessment of damages that Plaintiffs' Lead Counsel believe could have been recovered had Plaintiff prevailed at trial.

In the unlikely event there are sufficient funds in the Net Settlement Fund, each Class Member will receive an amount equal to the Class Member's claim, as defined below. If, however, the amount in the Net Settlement Fund is not sufficient to permit payment of the total claim of each Class Member, then each Class Member shall be paid the percentage of the Net Settlement Fund that each Class Member's claim bears to the total of the claims of all Class Members (his, her, or its "*Pro Rata* Share.") In the event a Class Member's claim or *Pro Rata* Share is less than $5.00, no payment will be made due to the administrative time and cost associated with the issuance of payments. Payment in this manner shall be deemed conclusive against all Class Members.

A "Claim" will be calculated as follows:

1. **For shares of PCS Edventures!.com common stock purchased, or acquired, on or between March 28, 2007 through and including August 14, 2007, and:**

   (a) sold prior to August 15, 2007, the claim per share is $0.00.

(b)   sold on August 15, 2007, the claim per share shall be the lesser of (i) $0.34 (August 15, 2007 Price Decline), or (ii) the difference between the purchase price and the selling price.

(c)   retained at the end of August 15, 2007, and sold before November 13, 2007 the claim per share shall be the lesser of (i) $0.34 (August 15, 2007 Price Decline); or (ii) the difference between the purchase price and the selling price; or (iii) the difference between the purchase price per share and the average closing price per share up to the date of sale.

(d)   retained, or sold, on or after November 13, 2007, the claim per share shall be the lesser of: (i) $0.34 (August 15, 2007 Price Decline), or (ii) the difference between the purchase price per share and $0.96 per share.

2.   **For shares of PCS Edventures!.com common stock purchased, or acquired, on August 15, 2007, and:**

(a)   sold on August 15, 2007, the claim per share shall be the lesser of (i) $0.34 (August 15, 2007 Price Decline), or (ii) the difference between the purchase price and the selling price.

(b)   retained at the end of August 15, 2007, and sold before November 13, 2007 the claim per share shall be the lesser of (i) $0.34 (August 15, 2007 Price Decline); or (ii) the difference between the purchase price and the selling price; or (iii) the difference between the purchase price per share and the average closing price per share up to the date of sale.

(c)   retained, or sold, on or after November 13, 2007, the claim per share shall be the lesser of: (i) $0.34 (August 15, 2007 Price Decline), or (ii) the difference between the purchase price per share and $0.96 per share.

A Class Member will be eligible to receive a distribution from the Net Settlement Fund only if a Class Member had a net market loss, after all profits from transactions in PCS common stock, including short sales, during the Settlement Class Period are subtracted from all losses. Retained shares shall be ascribed the market value at the close of trading on November 13, 2007, for purposes of establishing market loss.

Claims will be calculated on a First In, First Out (FIFO) basis, with sales being matched first against opening position, then subsequent Class Period purchases. Open short sales as of close of trading March 27, 2007, will be matched against earliest Settlement Class Period purchases.

Short sales will have a recognized loss of zero ($0.00), but will be considered in market loss calculations as noted above.

The Court has reserved jurisdiction to allow, disallow or adjust the claim of any Class Member on equitable grounds.

Payment pursuant to the Plan of Allocation set forth above shall be conclusive against all Class Members. No Person shall have any claim against Plaintiff, any of Plaintiffs' Lead Counsel, any claims administrator, or other Person designated by Plaintiffs' Lead Counsel based on distributions made substantially in accordance with the Stipulation and the settlement contained therein, the Plan of Allocation, or further orders of the Court. All Class Members who fail to complete and file a valid and timely Proof of Claim shall be barred from participating in distributions from the Net Settlement Fund (unless otherwise ordered by the Court), but otherwise shall be bound by all of the terms of the Stipulation, including the terms of any judgment entered and the releases given.

HOW YOU GET A PAYMENT – SUBMITTING A CLAIM FORM

How will I get a payment?

To qualify for a payment, you must send in a Proof of Claim. A Proof of Claim is enclosed with this Notice. Read the instructions carefully, fill out the form, include all the documents the form asks for, sign it, and mail it in the enclosed envelope postmarked no later than ninety calendar days after entry of the Preliminary Approval Order, by _____, 2011.

When would I get my payment?

The Court will hold a hearing to decide whether to approve the settlement. If the Court approves the settlement, there may be appeals. It is always uncertain whether these appeals can be resolved favorably, and resolving them can take time, perhaps more than a year. It also takes time for all the claim forms to be processed. If there are no appeals and depending on the number of claims submitted, the Claims Administrator could distribute the Net Settlement Fund as early as nine months after the fairness hearing. Please be patient.

What am I giving up to get a payment or stay in the Settlement Class?

Unless you exclude yourself, you are staying in the Settlement Class, and that means that you cannot sue, continue to sue, or be part of any other lawsuit against the Defendants about the same issues in this case or about issues that could have been asserted in this case. It also means that all of the Court's orders will apply to you and legally bind you and you will release your Claims in this case against the Released Parties.

"Claims" means any and all claims, debts, demands, rights or causes of action or liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys' fees, expert or consulting fees, and any other costs, expenses or liability whatsoever), whether asserted individually or in a representative capacity, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or un-accrued, liquidated or un-liquidated, at law or in equity, matured or un-matured, whether class or individual in nature, including both known claims and unknown claims that have been, or could have been, asserted: (i) in the Action by the members of the Settlement Class or any of them against any of the Released Parties, or (ii) in any forum by the members of the Settlement Class or any of them against any of the Released Parties which arise out of, relate in any way or are based upon the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in the Class Action Complaint for Violation of Federal Securities Law filed on September 17, 2010 against any of the Released Parties.

"Unknown Claims" means any Claims which Plaintiff or Class Members do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Parties which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Parties, or might have affected his, her, or its decision not to object to this settlement. With respect to any and all Claims, the Parties stipulate and agree that, upon the Effective Date, Plaintiff shall expressly waive and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived the provisions, rights, and benefits of California Civil Code §1542, which provides:

> **A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.**

Plaintiff shall expressly waive and each of the Class Members shall be deemed to have, and by operation of the Judgment shall have, expressly waived any and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code §1542. Plaintiff and Class Members may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of the Claims, but Plaintiff shall expressly settle and release and each Class Member, upon the Effective Date, shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever settled and released any and all Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. Plaintiff acknowledges, and the Class Members shall be deemed by operation of the Judgment to have acknowledged, that the foregoing waiver was separately bargained for and a key element of the settlement of which this release is a part.

EXCLUDING YOURSELF FROM THE SETTLEMENT

If you do not want a payment from this settlement, but you want to keep the right to sue or continue to sue the Defendants on your own about the same issues in this case, then you must take steps to get out of the Settlement Class. This is called excluding yourself or is sometimes referred to as "opting out" of the Settlement Class.

How do I get out of the Settlement Class?

To exclude yourself from the Settlement Class, you must send a letter by mail stating that you want to be excluded from *Niederklein v. PCS Edventures, Inc., et al.*, No. 1:10-cv-479-CWD. You must include your name, address, telephone number, your signature, all purchases and sales of PCS common stock made during the Settlement Class Period and the dates of such purchases and sales, and the price paid or received for each such purchase or sale. You must mail your exclusion request postmarked no later than fourteen days before the date of the Settlement Fairness Hearing, _by _____, 2011 to *Niederklein v. PCS Edventures!.com, Inc., et al.*, EXCLUSIONS, c/o A.B. Data, Ltd., PO Box 170500, Milwaukee, WI 53217-8042.

You cannot exclude yourself on the phone or by e-mail. If you ask to be excluded, you are not eligible to get any settlement payment, and you cannot object to the settlement. You will not be legally bound by anything that happens in this lawsuit.

THE LAWYERS REPRESENTING YOU

Do I have a lawyer in this case?

The Court appointed the law firm of Robbins Umeda LLP to represent you and other Class Members. These lawyers are called Plaintiffs' Lead Counsel. These lawyers will apply to the Court for payment from the Settlement Fund; you will not otherwise be charged for their work. If you want to be represented by your own lawyer, you may hire one at your own expense.

How will the lawyers be paid?

At the fairness hearing, Plaintiffs' Lead Counsel will request the Court to award attorneys' fees of 25% of the Settlement Fund and for expenses in an amount not to exceed $20,000, which were incurred in connection with the Action. This compensation will be paid from the Settlement Fund. Class Members are not personally liable for any such fees or expenses. To date, Plaintiffs' Lead Counsel have not received any payment for their services in conducting this Action on behalf of the Plaintiff and the Settlement Class, nor have counsel been paid for their expenses. The fee requested will compensate Plaintiffs' Lead Counsel for their work in achieving the settlement and is within the range of fees awarded to class counsel under similar circumstances in other cases of this type.

OBJECTING TO THE SETTLEMENT

You can tell the Court that you do not agree with the settlement, the Plan of Allocation, or Plaintiff's request for an award of attorneys' fees and expenses.

How do I tell the Court that I do not like the settlement?

If you are a Class Member (and you have not excluded yourself), you can object to the settlement, the request for attorneys' fees and expenses, or the Plan of Allocation if you do not like any part of it. You can give reasons why you think the Court should not approve the settlement, the request for attorneys' fees and expenses, or the Plan of Allocation. The Court will consider your views. To object, you must send a signed letter saying that you object to the proposed settlement in *Niederklein v. PCS Edventures, Inc., et al.*, No. 1:10-cv-479-CWD. Be sure to include your name, address, telephone number, your signature, the number of shares of PCS Edventures common stock purchased between March 28, 2007 and August 15, 2007, inclusive, and the reasons you object to the settlement, the requested attorneys' fees and expenses, or the Plan of Allocation. Any such objection must be filed with the Clerk of the United States District Court for the District of Idaho, 550 W Fort St., Room 400, Boise, Idaho, 83724, and mailed or delivered such that it is received by each of the following no later than fourteen calendar days before the date of the Settlement Fairness Hearing, by _____, 2011:

Plaintiffs' Lead Counsel:	*Counsel for Defendants*
ROBBINS UMEDA LLP	MAUK & BURGOYNE
CRAIG W. SMITH, ESQ.	BRIANE NELSON MITCHELL, ESQ.
600 B Street, Suite 1900	515 South 6th Street
San Diego, CA 92101	Boise, Idaho 83701

What is the difference between objecting and excluding myself from the settlement?

Objecting is telling the Court that you do not like something about the proposed settlement. You can object *only* if you stay in the Settlement Class. Excluding yourself is telling the Court that you do not want to be part of the Settlement Class. If you exclude yourself, you have no basis to object because the case no longer applies to you.

THE SETTLEMENT FAIRNESS HEARING

When and where will the Court decide whether to approve the settlement?

The Court will hold a hearing at __:__ _.m., on _____, 2011, at the United States District Court, District of Idaho, 550 W Fort St., Room 400, Boise, Idaho 83724. At this hearing, the Court will consider whether the settlement is fair, reasonable, and adequate. If there are objections, the Court will consider them. The Court will also decide whether to approve the payment of fees and expenses to Plaintiffs' Lead Counsel, including the Plan of Allocation.

Do I have to come to the hearing?

No. Plaintiffs' Lead Counsel will answer questions the Court have. You are welcome to come at your own expense. You may also pay your own lawyer to attend, but you are not required to do so.

May I speak at the hearing?

You may ask the Court for permission to speak at the hearing. To do so, you must send a letter saying that it is your intention to appear in *Niederklein v. PCS Edventures, Inc., et al.*, No. 10-cv-479-CWD. Your notice of intention to appear must be received no later than _____, 2011 by the Clerk of the Court, Plaintiffs' Lead Counsel, and counsel for Defendants, at the addresses listed above. You cannot speak at the hearing if you exclude yourself from the Settlement Class.

IF YOU DO NOTHING

What happens if I do nothing at all?

If you do nothing, you will get no money from this settlement and you will not be able to start a lawsuit, continue with a lawsuit, or be part of any other lawsuit against the Defendants about the same issues in this case.

Special notice to banks, brokers, and other nominees

If you hold or held any PCS common stock during the Settlement Class Period as a nominee for a beneficial owner, then, within ten (10) days after you receive this Notice, you must either: (1) send a copy of this Notice by First-Class Mail to all such Persons; or (2) provide a list of the names and addresses of such Persons to the Claims Administrator. If you choose to mail the Notice and Proof of Claim yourself, you may obtain from the Claims Administrator (without cost to you) as many additional copies of these documents as you will need to complete the mailing.

Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for or advancement of reasonable administrative costs actually incurred or expected to be incurred in connection with forwarding the Notice and which would not have been incurred but for the obligation to forward the Notice, upon submission of appropriate documentation to the Claims Administrator.

GETTING MORE INFORMATION

Are there more details about the settlement?

This Notice summarizes the proposed settlement. More details are in the Stipulation, which has been filed with the Court. You can get a copy of the Stipulation from the Clerk of the Court's office during regular business hours, or you can call or write to a representative of Plaintiffs' Lead Counsel, c/o Lauren Levi, Shareholder Relations, Robbins Umeda LLP, 600 B St., Suite 1900, San Diego, CA 92101.

PLEASE DO NOT CALL THE COURT OR THE CLERK OF THE COURT FOR ADDITIONAL INFORMATION ABOUT THE SETTLEMENT.

647555

Exhibit A-2

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF IDAHO

LESLIE NIEDERKLEIN, Individually and on Behalf of All Others Similarly Situated,
 	
     Plaintiff,
 	
vs.
 	
PCS EDVENTURES!.COM, INC., and ANTHONY A. MAHER,
 	
     Defendants.
	)
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		Civil Action No. 1:10-cv-00479-CWD
		
		CLASS ACTION
		
		PROOF OF CLAIM AND RELEASE
		
		EXHIBIT A-2

I. GENERAL INSTRUCTIONS

1.   To recover as a Class Member in the action entitled *Niederklein v. PCS Edventures Edventures!.com, Inc., et al.,* Civil Action No. 1:10-cv-479-CWD (the "Action"), you must complete and, on page 6 hereof, sign this Proof of Claim and Release form ("Proof of Claim"). If you fail to file a properly addressed Proof of Claim, your claim may be rejected and you may be precluded from any recovery from the Net Settlement Fund created in connection with the proposed settlement.

2.   Submission of this Proof of Claim, however, does not assure that you will share in the proceeds of the settlement of the Action.

3.   You must mail your completed and signed proof of claim postmarked no later than ninety calendar days after entry of the Preliminary Approval Order, by _____, 2011, addressed as follows: *Niederklein v. PCS Edventures!.com, Inc., et al.,* Claims Administrator, c/o A.B. Data, Ltd., PO Box 170500, Milwaukee, WI 53217-8042.

4.   If you are a Class Member and you did not timely request exclusion in connection with the proposed settlement, you are bound by the terms of any judgment entered in the Action, including the releases provided therein, whether or not you submit a Proof of Claim.

II.   CLAIMANT IDENTIFICATION

5.   If you purchased PCS Edventures common stock on or about March 28, 2007 through and including August 15, 2007 and held the certificate(s) in your name, you are the beneficial purchaser as well as the record purchaser. If, however, you purchased PCS Edventures common stock and the certificate(s) were registered in the name of a third party, such as a nominee or brokerage firm, you are the beneficial purchaser and the third party is the record purchaser.

6.   Use Part I of this form entitled "Claimant Identification" to identify each purchaser of record ("nominee"), if different from the beneficial purchaser of the PCS Edventures common stock which forms the basis of this Claim. This Claim must be filed by the actual beneficial purchaser(s) or the legal representative of such purchaser(s) of the PCS Edventures common stock upon which this Claim is based.

7.   All joint purchasers must sign this Claim. Executors, administrators, guardians, conservators, and trustees must complete and sign this Claim on behalf of persons represented by them and their authority must accompany this Claim and their titles or capacities must be stated. The Social Security (or taxpayer identification) number and telephone number of the beneficial owner may be used in verifying the Claim. Failure to provide the foregoing information could delay verification of your claim or result in rejection of the Claim.

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III.   CLAIM FORM

8.   Use Part II of this form entitled "Schedule of Transactions in PCS Edventures Common Stock" to supply all required details of your transaction(s). If you need more space or additional schedules, attach separate sheets giving all of the required information in substantially the same form. Sign and print or type your name on each additional sheet.

9.   On the schedules, provide all of the requested information with respect to *all* of your purchases/acquisitions/free receipts and sales/transfers/free deliveries of PCS Edventures common stock on or about March 28, 2007 through and including August 15, 2007 (the "Settlement Class Period"), whether such transactions resulted in a profit or a loss. You must also provide all of the requested information with respect to *all* of the shares of PCS Edventures common stock you held at the close of trading on March 27, 2007 and November 13, 2007. Failure to report all such transactions and positions may result in the rejection of your claim.

10.   List each transaction in the Settlement Class Period separately and in chronological order, by trade date, beginning with the earliest. You must accurately provide the month, day, and year of each transaction you list. The date of covering a "short sale" is deemed to be the date of purchase of PCS Edventures common stock. The date of a "short sale" is deemed to be the date of sale of PCS Edventures common stock.

11.   Copies of broker confirmations or other documentation of your transactions in PCS Edventures common stock should be attached to your claim. Failure to provide this documentation could delay verification of your claim or result in rejection of your claim.

12.   NOTICE REGARDING ELECTRONIC FILES: Certain claimants with large numbers of transactions may request, or may be requested, to submit information regarding their transactions in electronic files. All claimants MUST submit a manually signed paper Proof of Claim whether or not they also submit electronic copies. If you wish to file your claim electronically, you must contact the Claims Administrator to obtain the required file layout. No electronic files will be considered to have been properly submitted unless the Claims Administrator issues to the claimant a written acknowledgment of receipt and acceptance of electronically submitted data.


**ACCURATE CLAIMS PROCESSING TAKES A
SIGNIFICANT AMOUNT OF TIME.
THANK YOU FOR YOUR PATIENCE.**


Reminder Checklist:

1.   Please sign the release and declaration.

2.   Remember to attach supporting documentation, if available.

3.   Do not send original stock certificates.

4.   Keep a copy of your claim form and all supporting documentation for your records.

5.   If you desire an acknowledgment of receipt of your claim form, please send it Certified Mail, Return Receipt Requested.

6.   If you move, please send us your new address.


UNITED STATES DISTRICT COURT
DISTRICT OF IDAHO
Niederklein v. PCS Edventures!.com, Inc., et al., No. 1:10-cv-479-CWD
PROOF OF CLAIM AND RELEASE
Must Be Postmarked No Later Than:
_____, 2011

Please Type or Print


PART I: CLAIMANT IDENTIFICATION

Beneficial Owner's Name (First, Middle, Last)

Street Address

City   State or Province

Zip Code or Postal Code   Country

_____   Individual

Social Security Number or   _____   Corporation/Other
Employer Identification Number

Area Code   Telephone Number (work)

Area Code   Telephone Number (home)

Record Owner's Name (if different from beneficial owner listed above)

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PART II: SCHEDULE OF TRANSACTIONS IN PCS EDVENTURES COMMON
          STOCK

    A.   Number of shares of PCS Edventures common stock held at the close of trading
on March 27, 2007: _____

    B.   Purchases/acquisitions/free receipts of PCS Edventures common stock (March 28,
2007 – November 13, 2007, inclusive):

Trade Date Month Day Year	Number of Shares Purchased	Total Purchase Price
1._____	1._____	1._____
2._____	2._____	2._____
3._____	3._____	3._____

    B.   Sales/transfers/free deliveries of PCS Edventures common stock (March 28, 2007 –
        November 13, 2007, inclusive):

Trade Date Month Day Year	Number of Shares Sold	Total Sales Price
1._____	1._____	1._____
2._____	2._____	2._____
3._____	3._____	3._____

    C.   Number of shares of PCS Edventures common stock held at the close of
        trading on November 13, 2007: _____

YOU MUST READ AND SIGN THE RELEASE ON PAGE 6. FAILURE TO SIGN THE RELEASE MAY RESULT IN A DELAY IN PROCESSING OR THE REJECTION OF YOUR CLAIM.

IV.   SUBMISSION TO JURISDICTION OF COURT AND ACKNOWLEDGMENTS

I (We) submit this Proof of Claim under the terms of the Stipulation of Settlement described in the Notice. I (We) also submit to the jurisdiction of the United States District Court for the District of Idaho, with respect to my (our) claim as a Claimant and for purposes of enforcing the release set forth herein. I (We) further acknowledge that I am (we are) bound by and subject to the terms of any judgment that may be entered in the Action. I (We) agree to furnish additional information to the Claims Administrator to support this claim (including transactions in other PCS Edventures securities) if requested to do so. I (We) have not submitted any other claim covering the same purchases or sales of PCS Edventures common stock during the Settlement Class Period and know of no other person having done so on my (our) behalf.

V.   RELEASE

1.   I (We) hereby acknowledge full and complete satisfaction of, and do hereby fully, finally, and forever settle, release, and discharge from the Claims and Unknown Claims each and all of the Released Parties.

2.   I (We) hereby warrant and represent that I (we) have not assigned or transferred or purported to assign or transfer, voluntarily or involuntarily, any matter released pursuant to this release or any other part or portion thereof.

3.   I (We) hereby warrant and represent that I (we) have included information about all of my (our) transactions in PCS Edventures common stock which occurred during the Settlement Class Period as well as the number of shares of PCS Edventures common stock held by me (us) at the close of trading on March 27, 2007 and November 13, 2007.

4.   I (We) certify that the Social Security number(s)/employer identification number provided are accurate and complete, if applicable.

5.   I (We) certify that I am (we are) not subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code. **NOTE:** If you have been notified by the Internal Revenue Service that you are subject to backup withholding, please strike out the language that you are not subject to backup withholding in the certification above.

I (We) declare under penalty of perjury under the laws of the United States of America that all of the foregoing information supplied on this Proof of Claim by the undersigned is true and correct.

Executed this ____ day of _____ (Month/Year) in _____ (City/State/Country).

_____
(Sign your name here)

_____
(Type or print your name here)

_____
(Capacity of person(s) signing, *e.g.*, Beneficial Purchaser, Executor or Administrator)

647561

Exhibit A-3

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF IDAHO

LESLIE NIEDERKLEIN, Individually and on Behalf of All Others Similarly Situated,	) Civil Action No. 1:10-cv-00479-CWD
	)
Plaintiff,	) <u>CLASS ACTION</u>
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vs.	) SUMMARY NOTICE
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PCS EDVENTURES!.COM, INC., and ANTHONY A. MAHER,	) EXHIBIT A-3
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Defendants.	)
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	)

TO: **ALL PERSONS WHO PURCHASED PCS EDVENTURES ("PCS") COMMON STOCK PURSUANT ON OR ABOUT MARCH 28, 2007 THROUGH AND INCLUDING AUGUST 15, 2007:**

YOU ARE HEREBY NOTIFIED that pursuant to an Order of the United States District Court for the District of Idaho, a hearing will be held on _____, 2012, at __:__ __.m., before the United States District Court for the District of Idaho, 550 W Fort St., Room 400, Boise, Idaho 83724, for the purpose of determining: (1) whether the proposed settlement of the Action for the sum of $665,000 in cash should be approved by the Court as fair, reasonable, and adequate; (2) whether, thereafter, this Action should be dismissed with prejudice against the Defendants as set forth in the Stipulation of Settlement; (3) whether the Plan of Allocation of settlement proceeds should be approved; and (4) the reasonableness of the application of Plaintiffs' Lead Counsel for the payment of attorneys' fees and expenses incurred in connection with this Action, together with interest thereon.

If you purchased PCS common stock on or about March 28, 2007 through and including August 15, 2007, your rights may be affected by this Action and the settlement thereof. If you have not received a detailed Notice of Proposed Settlement of Class Action and a copy of the Proof of Claim and Release, you may obtain copies by writing to *Niederkein v. PCS Edventures!.com, Inc. et al.*, Claims Administrator, c/o A.B. Data, Ltd., P.O. Box 170500, Milwaukee, WI 53217-8042, or by downloading this information at www.abdataclassaction.com. If you are a Settlement Class Member, in order to share in the distribution of the Net Settlement Fund, you must submit a Proof of Claim and Release postmarked no later than ninety calendar days after entry of the Preliminary Approval Order, by _____, 2011, establishing that you are entitled to a recovery. You will be bound by any judgment rendered in the Action unless you request to be excluded, in writing, to the above address, postmarked by _____, 2011.

Any objection to any aspect of the settlement must be received by the Clerk of the Court no later than fourteen calendar days before the date of the Settlement Fairness Hearing, by _____, 2011, and *received* by the following no later than _____, 2011:

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Plaintiffs' Lead Counsel
ROBBINS UMEDA LLP
Attn: Craig W. Smith
Attn: Nichole T. Browning
600 B Street, Suite 1900
San Diego, CA 92101

Counsel for Defendants
MAUK & BURGOYNE
Attn: Briane Nelson Mitchell
515 South 6th Street
Boise, Idaho 83701

PLEASE DO NOT CONTACT THE COURT OR THE CLERK'S OFFICE REGARDING THIS NOTICE.

DATED: _____, 2011   BY ORDER OF THE COURT
                                           UNITED STATES DISTRICT COURT
                                           FOR THE DISTRICT OF IDAHO

647572

Exhibit B

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF IDAHO

LESLIE NIEDERKLEIN, Individually and
on Behalf of All Others Similarly Situated,

              Plaintiff,

vs.

PCS EDVENTURES!.COM, INC., and
ANTHONY A. MAHER,

              Defendants.

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Civil Action No. 1:10-cv-00479-CWD

CLASS ACTION

[PROPOSED] FINAL JUDGMENT AND
ORDER OF DISMISSAL WITH PREJUDICE

EXHIBIT B

This matter came before the Court for hearing pursuant to the Order Preliminarily Approving Settlement and Providing for Notice ("Preliminary Approval Order") dated _____, 2011, on the application of the Parties for approval of the settlement set forth in the Stipulation of Settlement (the "Stipulation"). Due and adequate notice having been given to the Class as required in said Order, and the Court having considered all papers filed and proceedings had herein and otherwise being fully informed in the premises and good cause appearing therefore, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that:

1.   This Judgment incorporates by reference the definitions in the Stipulation, and all terms used herein shall have the same meanings as set forth in the Stipulation, unless otherwise set forth herein.

2.   This Court has jurisdiction over the subject matter of the Action and over all parties to the Action, including all Class Members.

3.   The Court hereby finally certifies the Settlement Class defined as: all persons who purchased the common stock of the PCS Edventures!.com ("PCS") between March 28, 2007 through August 15, 2007, inclusive, excluding Defendants, the officers and directors of PCS, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns, and any entity in which defendants have or had a controlling interest.

4.   Pursuant to Federal Rule of Civil Procedure 23, the Court hereby approves the settlement set forth in the Stipulation as fair, reasonable, and adequate.

5.   Accordingly, the Court authorizes and directs implementation and performance of all the terms and provisions of the Stipulation, as well as the terms and provisions hereof. The Court hereby dismisses the Action and all Claims of the Settlement Class with prejudice without costs as to any party, except as and to the extent provided in the Stipulation and herein.

6.   Upon the Effective Date hereof, Lead Plaintiff, and each and every Class Member shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever waived, released, relinquished, discharged, and dismissed each and every one of the Claims against each and every one of the Released Parties.

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7.   All Class Members are hereby forever barred and enjoined from prosecuting any of the Claims against any of the Released Parties.

8.   Upon the Effective Date, each of the Released Parties shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released, relinquished, and discharged Lead Plaintiff, each and all of the Class Members (other than those who submitted a Request for Exclusion) and Plaintiffs' Lead Counsel from all claims (including Unknown Claims) arising out of, relating to, or in connection with the institution, prosecution, assertion, settlement or resolution of the Action or the Claims.

9.   The Notice of Proposed Settlement of Class Action given to the Settlement Class was the best notice practicable under the circumstances, including the individual notice to all Class Members who could be identified through reasonable effort. Said notice provided the best notice practicable under the circumstances of those proceedings and of the matters set forth therein, including the proposed settlement set forth in the Stipulation, to all Persons entitled to such notice, and said notice fully satisfied the requirements of Federal Rule of Civil Procedure 23 and the requirements of due process.

10.   Any Plan of Allocation submitted by Lead Counsel or any order entered regarding any attorneys' fee and expense application shall in no way disturb or affect this Final Judgment and shall be considered separate from this Final Judgment.

11.   Neither the Stipulation nor the settlement contained therein, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or the settlement: (a) is or may be deemed to be or may be used as an admission of, or evidence of, the validity of any Claim, or of any wrongdoing or liability of the Released Parties, or (b) is or may be deemed to be or may be used as an admission of, or evidence of, any fault or omission of any of the Released Parties in any civil, criminal, or administrative proceeding in any court, administrative agency, or other tribunal. The Released Parties may file the Stipulation and/or this Judgment from this action in any other action that may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release,

good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

12.   Without affecting the finality of this Judgment in any way, this Court hereby retains continuing jurisdiction over: (a) implementation of this settlement and any award or distribution of the Settlement Fund, including interest earned thereon; (b) disposition of the Settlement Fund; (c) hearing and determining applications for attorneys' fees, interest, and expenses in the Action; and (d) all Parties to the Action for the purpose of construing, enforcing, and administering the Stipulation.

13.   The Court finds that during the course of the Action, the Parties and their respective counsel at all times complied with the requirements of Federal Rule of Civil Procedure 11.

14.   In the event that the settlement does not become effective in accordance with the terms of the Stipulation, or the Effective Date does not occur, or in the event that the Settlement Fund, or any portion thereof, is returned to the Defendants or their insurers, then this Judgment shall be rendered null and void to the extent provided by and in accordance with the Stipulation and shall be vacated and, in such event, all orders entered and releases delivered in connection herewith shall be null and void to the extent provided by and in accordance with the Stipulation.

15.   Without further order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

IT IS SO ORDERED.

DATED: _____   _____
                                          JUDGE CANDY W. DALE
                                          UNITED STATES MAGISTRATE JUDGE

647581

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